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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                        COMPUTER LANGUAGE RESEARCH, INC.
                           (Name of Subject Company)

                        COMPUTER LANGUAGE RESEARCH, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  205195 10 0
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                STEPHEN T. WINN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        COMPUTER LANGUAGE RESEARCH, INC.
                                2395 MIDWAY ROAD
                            CARROLLTON, TEXAS 75006
                                 (972) 250-7000
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                With a copy to:

                                 GUY KERR, ESQ.
                           LOCKE PURNELL RAIN HARRELL
                          (A PROFESSIONAL CORPORATION)
                          2200 ROSS AVENUE, SUITE 2200
                              DALLAS, TEXAS 75201
                                 (214) 740-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Computer Language Research, Inc., a Texas corporation (the "Company"), and the address of the principal executive office of the Company is 2395 Midway Road, Carrollton, Texas 75006. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF PURCHASER.

     This statement relates to the tender offer by Sabre Acquisition, Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of The Thomson Corporation, a corporation incorporated under the laws of Ontario, Canada ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated January 16, 1998 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $22.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 12, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, among other things, each Share (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or the Company and other than Shares held by shareholders who shall have fully complied with the statutory dissenters' procedures set forth in the Texas Business Corporation Act ("Texas Law")) will be cancelled and converted automatically into the right to receive $22.50 in cash or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). A copy of the Merger Agreement is filed herewith as Exhibit 6 and is incorporated herein by reference.

     Concurrently with entering into the Merger Agreement, Parent, Purchaser and certain shareholders of the Company (the "Majority Shareholders") entered into a Stock Purchase Agreement, dated as of January 12, 1998 (the "Stock Purchase Agreement"), pursuant to which, upon the terms and conditions set forth therein, the Majority Shareholders agreed to validly tender (and not withdraw) pursuant to the Offer all Shares now or hereafter owned (beneficially or of record) by the Majority Shareholders and have otherwise agreed to sell to Purchaser all such Shares at a purchase price per Share equal to $22.50 (or any higher price that may be paid per Share in the Offer). On January 12, 1998, the Majority Shareholders owned (either beneficially or of record) 10,786,962 Shares, constituting approximately 74.6% of the outstanding Shares (or approximately 67% of the outstanding Shares on a fully diluted basis). The Majority Shareholders are comprised of Stephen T. Winn, President and Chief Executive Officer and a director of the Company, and his spouse; David L. Winn and James R. Dunaway, Jr., directors of the Company, and their respective spouses; Francis W. Winn, Chairman of the Board, and his spouse; certain trusts and partnerships controlled by, or for the benefit of, various members of the Winn family; and certain investment funds (collectively, "Advance Capital") affiliated with Jeffrey T. Leeds, a director of the Company. Francis W. Winn is the father of Stephen T. Winn and David L. Winn and the father-in-law of James R. Dunaway, Jr.

     As set forth in the Schedule 14D-1, the principal executive offices of Purchaser are located at Metro Center, One Station Place, Stamford, Connecticut 06902.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) To the knowledge of the Company, each material contract, agreement, arrangement or understanding and actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, is described in an information statement containing the information required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1

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promulgated thereunder which information statement is attached as Schedule I hereto (which information is incorporated herein by reference) or in pages 2 through 20 of the Company's Proxy Statement dated April 1, 1997 and attached hereto as Exhibit 8 (which information is incorporated herein by reference) or otherwise set forth in this Schedule 14D-9.

BACKGROUND OF THE OFFER

     On May 25th, 1993, the Company and Research Institute of America Group, a division of Parent ("RIA Group"), entered into a contract pursuant to which the Company agreed to grant RIA Group a non-exclusive worldwide license to market, distribute and sublicense certain electronic form systems marketed under the tradename "E-Form." E-Form is comprised of (i) federal, state and local income tax forms and instructions (the "Form Libraries") and (ii) certain software (the "R-Form Engine"), which allows users to display, print and fill-in electronic forms contained in the Form Libraries. The contract terminates on April 30th, 1998.

     From time to time thereafter, representatives of the Company and of RIA Group would meet or telephone each other to discuss the business relationship between the two companies.

     On August 19th and September 17th, 1997, Stephen T. Winn, President and Chief Executive Officer of the Company, and Euan C. Menzies, President and Chief Executive Officer of RIA Group, met in Dallas and had a general discussion about the tax and accounting software marketplace, including various competitive factors, and overall market direction. During these meetings, they discussed a series of joint venture opportunities involving RIA Group and the Company. The benefits of an acquisition of the Company by RIA Group, however, were not discussed.

     On October 24th, 1997, Mr. Winn and Mr. Menzies met in Dallas to discuss joint venture opportunities further. During this meeting, a brief discussion took place with regard to the possible benefits of an acquisition of the Company by RIA Group.

     On October 30th, 1997, Mr. Winn advised the Company's Board of Directors (the "Board") of his brief discussion with Mr. Menzies.

     On November 6th, 1997, Michael S. Harris, General Counsel of Parent, and representatives of Shearman & Sterling, outside legal counsel to Parent and Purchaser, spoke by telephone with representatives of Locke Purnell Rain Harrell (A Professional Corporation) ("Locke Purnell"), outside legal counsel to the Company, and indicated that Parent had an interest in acquiring 100% of the Company, but only if it could be done on an exclusive basis and with the binding commitment of the controlling shareholders to support the transaction. From time to time thereafter, such counsel, together with representatives of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), as outside legal counsel to Mr. Winn and other controlling shareholders, had additional discussions by telephone concerning Parent's requirements for a possible transaction. During each conversation, Parent's counsel continued to state that Parent would insist on an exclusive transaction fully supported by the Company's controlling shareholders.

     On November 12th, 1997, the Board of Directors of Parent held a regularly scheduled meeting. At this meeting, Mr. Menzies made a presentation regarding a potential acquisition of the Company. Following further discussion, Parent's Board of Directors resolved that Parent should acquire the Company, subject to final approval by at least two directors of Parent of the terms and conditions of such acquisition, including a final agreement on price and satisfactory negotiation of transaction related agreements.

     On November 13th, 1997, Mr. Menzies spoke with Mr. Winn by telephone and indicated that RIA Group was interested in entering into exploratory discussions with the Company regarding the possible acquisition of the Company. Mr. Menzies and Mr. Winn also discussed a possible range of purchase prices that RIA Group might be willing to offer to acquire the Company. Finally, Mr. Menzies and Mr. Winn agreed that RIA Group could commence a financial and legal due diligence investigation of the Company upon execution of a confidentiality agreement. Mr. Menzies reiterated Parent's position that Parent would be unwilling to proceed with a transaction unless it had the full support of the Company's controlling shareholders.

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     On November 21st, 1997, Parent and the Company executed a confidentiality agreement.

     On November 22nd, 1997, Mr. Menzies and Paul J. Mattison, Senior Vice President and Chief Financial Officer of RIA Group, met with Mr. Winn and other representatives of the Company at the Company's offices in Dallas and reviewed business operations concerning the Company, and the historical and prospective financial performance of the Company. Representatives of Goldman Sachs & Co. ("Goldman Sachs"), as financial advisors to the Company, were also present at this meeting.

     On November 28th, 1997, Mr. Menzies met with Mr. Winn and representatives of Goldman Sachs at the Dallas Inter-Continental Hotel to discuss further a possible acquisition of the Company and the potential range of values.

     On November 30th, 1997, the Board met and was briefed by Mr. Winn on his discussions with Mr. Menzies and the due diligence activities and discussions with other representatives of the RIA Group. At this meeting, the Board formally approved the engagement of Goldman Sachs as financial advisors to the Company, and discussed various matters relating to the possible acquisition by Parent, including financial information presented by Goldman Sachs.

     On December 1st, 1997, Mr. Menzies called Mr. Winn to discuss further the valuation range. While no agreement was reached with respect to price, Mr. Winn and Mr. Menzies agreed to continue to pursue the possibility of an acquisition of the Company by RIA Group. Mr. Menzies and Mr. Winn also agreed that further financial and legal due diligence meetings were appropriate.

     During the period from December 3rd to December 17th, 1997, Mr. Menzies, Mr. Mattison and other representatives of RIA Group met at various times with Mr. Winn, M. Brian Healy, Chief Financial Officer and Group Vice President, Finance and Administration of the Company, and other representatives of the Company to review the Company's business operations with a view toward reaching a final conclusion on business valuation. While general discussions took place during this period regarding business valuation, no further substantive discussions on pricing occurred during this period.

     In addition, on December 3rd and 4th, 1997, Mr. Harris and representatives from Shearman & Sterling met with Douglas H. Gross, General Counsel of the Company, and other representatives of the Company in Dallas to discuss legal due diligence related issues. During the period through December 17th, 1997, Parent and its legal counsel conducted its legal due diligence investigation of the Company.

     On December 14th, 1997, the Board met to discuss the status of discussions and negotiations with Parent.

     On December 16th and December 17th, 1997, legal counsel to the Company and the controlling shareholders conducted telephone conference calls with representatives from Parent and Parent's legal counsel to discuss the transaction and to negotiate drafts of the Merger Agreement and the Stock Purchase Agreement.

     On December 19th, 1997, legal counsel to the Company and the controlling shareholders met with representatives from Parent and Parent's legal counsel to discuss the transaction and to negotiate drafts of the Merger Agreement and the Stock Purchase Agreement.

     On December 19th and 20th, 1997, Mr. Winn and Mr. Menzies met in New York City to discuss the status of the legal negotiations, significant terms and conditions of a potential transaction and possible pricing.

     On December 23rd, 1997, the Board met to discuss the status of discussions and negotiations with Parent and to review drafts of the Merger Agreement and Stock Purchase Agreement. At this meeting, Goldman Sachs updated the financial information it had previously delivered to the Board.

     On December 31st, 1997, Parent's legal counsel and the Company's legal counsel discussed the latest drafts of the agreements.

     On January 2nd, 1998, representatives from the Company, RIA Group, Goldman Sachs, and legal counsel to the Company, Parent and the controlling shareholders conducted a telephone conference call to negotiate the Merger Agreement and the Stock Purchase Agreement and to discuss further the transaction.

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     On January 6th and 7th, 1998, Mr. Winn and Mr. Menzies negotiated on the telephone the range of possible purchase prices, but remained unable to reach agreement.

     On January 8th, 1998, Mr. Menzies and Mr. Winn met in New York City with their respective legal and financial advisors to discuss key terms and conditions of the acquisition, to carry on legal negotiations and to negotiate the latest drafts of the Merger Agreement and the Stock Purchase Agreement. In addition, during the evening of January 8th, 1998, Mr. Winn, Mr. Menzies and Andrew G. Mills, President and Chief Executive Officer of Thomson Financial & Professional Publishing Group, met over dinner to discuss key terms and conditions of the acquisition and negotiated further about a potential purchase price without reaching agreement.

     On January 9th, 1998, legal counsel to Parent, the Company and the controlling shareholders discussed the open issues concerning the agreements.

     On January 10th and 11th, 1998, Mr. Winn and Mr. Menzies continued to negotiate a potential purchase price.

     On January 11th, 1998, the Board met to discuss the latest terms of the transaction and to receive financial and legal advice concerning the transaction. Subsequent to the Board's meeting, on January 11th, 1998, Mr. Winn telephoned Mr. Menzies to report that the Board had authorized Mr. Winn to proceed with final negotiations relating to the transaction, provided that the price to be paid per Share was at least $22.50.

     During the morning of January 12th, 1998, Mr. Menzies and Mr. Winn had a telephone call in which Mr. Menzies indicated that Parent was prepared to proceed with final negotiations relating to the transaction on the basis of a purchase price of $22.50 per Share, subject to satisfactory resolution of all remaining open issues between the parties. Representatives of the Company, RIA Group, Shearman & Sterling, Locke Purnell, Skadden Arps and Parent then conducted several telephone conversations to negotiate the Merger Agreement and the Stock Purchase Agreement and to resolve all remaining issues.

     During the late afternoon of January 12th, 1998, the Board met and, subject to the Company being able to obtain Parent's agreement to a purchase price of $22.50 per Share, approved and adopted the Merger Agreement and approved the Stock Purchase Agreement.

     Later that evening, Mr. Menzies, Mr. Winn and their respective advisors completed negotiations with respect to the Merger Agreement, the Stock Purchase Agreement and certain related matters. The Merger Agreement was then executed. The same day, the Majority Shareholders approved and subsequently executed the Stock Purchase Agreement.

     On the morning of January 13th, 1998, Parent and the Company issued a joint press release announcing the transaction, and on January 16th, 1998, Purchaser commenced the Offer.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-9. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of the Merger Agreement. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the condition of there being validly tendered and not withdrawn prior to the expiration of the Offer at least two-thirds of the outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon conversion of any convertible securities or upon the exercise of any options, warrants or rights) (the "Minimum Condition") and certain other conditions that are described in Section 14 hereof. Purchaser and Parent have agreed that without the prior consent of the Company Purchaser will not (i) waive the Minimum Condition or reduce the number of Shares subject to the Offer, (ii) reduce the price per Share payable in the Offer, (iii) extend the Offer or amend or add to the conditions to the Offer, (iv) change the form of consideration payable in the Offer, or (v) amend, add or waive any other term of the

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Offer in any manner that would adversely affect the Company or its shareholders.
Notwithstanding the foregoing, the Merger Agreement provides that Purchaser (i) will not terminate and will extend the Offer, up to February 28, 1998 if, at the initial scheduled expiration of the Offer, or any extension thereof, any of the conditions to the Offer have not been satisfied or waived by Purchaser (provided that if the only unsatisfied condition to the Offer is the failure of the waiting period under the HSR Act to have expired or been terminated, then Purchaser will extend the Offer, for one or more periods of not more than 10 business days, pursuant to this clause (i) up to May 15, 1998), (ii) will extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer, and (iii) may, without the consent of the Company, extend the Offer for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause
(i) or (ii) of this sentence if, as of such date, all of the conditions to the Offer are satisfied or waived by Purchaser, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 80% or more, but less than 90%, of the then outstanding Shares on a fully diluted basis.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the General Corporation Law of the State of Delaware ("Delaware Law") and Texas Law, at the effective time of the Merger (the "Effective Time"), Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly owned subsidiary of Parent. At the Effective Time, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company, and any Shares which are held by shareholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Texas Law) will be cancelled and converted automatically into the right to receive an amount equal to the Merger Consideration in cash payable, without interest, to the holder of such Share.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, unless otherwise determined by Parent prior to the Effective Time, the Articles of Incorporation of the Company will be the Articles of Incorporation of the Surviving Corporation; provided, however, that, at the Effective Time, the Articles of Incorporation of the Surviving Corporation will be amended in their entirety to be substantially identical to Purchaser's Certificate of Incorporation subject to the directors' and officers' indemnification and insurance provisions contained in the Merger Agreement. The Merger Agreement also provides that, subject to the directors' and officers' indemnification and insurance provisions contained therein, the By-laws of the Company, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

     Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its shareholders as soon as practicable following consummation of the Offer or the purchase by Purchaser of the Shares of the Majority Shareholders pursuant to the Stock Purchase Agreement, whichever occurs first, for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Shareholders' Meeting"). If Purchaser acquires at least two-thirds of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger. UPON CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE STOCK PURCHASE AGREEMENT, PARENT AND PURCHASER, BY VIRTUE OF THE ACQUISITION OF APPROXIMATELY 74.6% OF THE OUTSTANDING SHARES, WILL OWN A NUMBER OF SHARES SUFFICIENT, EVEN IF NO OTHER SHARES ARE TENDERED IN THE OFFER, TO CAUSE THE MERGER TO OCCUR WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER HOLDER OF SHARES.

     The Merger Agreement provides that the Company will, if required by applicable law, as soon as practicable following either consummation of the Offer or the purchase by Purchaser of the Shares held by the Majority Shareholders pursuant to the Stock Purchase Agreement, whichever occurs first, file with the Commission under the Exchange Act, and use its reasonable best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Shareholders'

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Meeting and will cause the Proxy Statement to be mailed to shareholders of the
Company at the earliest practicable time. The Company has agreed, subject to the fiduciary duties of the Board under applicable law, to include in the Proxy Statement the unanimous recommendation of the Board that the shareholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use its reasonable best efforts to obtain such approval and adoption. Parent and Purchaser have agreed to cause all Shares then owned by them and their subsidiaries to be voted in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby. The Merger Agreement provides that, in the event that Purchaser acquires at least 90% of the then outstanding Shares, Parent, Purchaser and the Company agree, at the request of Purchaser and subject to certain additional conditions set forth in the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's shareholders, in accordance with Article 5.16 of Texas Law.

     Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the time at which Purchaser's designees to the Board represent at least a majority of the number of directors on the Board (including all vacancies), the businesses of the Company and the subsidiaries of the Company (collectively, the "Subsidiaries" and each individually, a "Subsidiary") will be conducted only in, and the Company and the Subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company will use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. The Merger Agreement provides that by way of amplification and not limitation, and except as contemplated or disclosed therein, neither the Company nor any Subsidiary will, between the date of the Merger Agreement and the time at which Purchaser's designees to the Board represent at least a majority of the number of directors on the Board (including all vacancies), directly or indirectly do any of the following, without the prior written consent of Parent:

          (a) amend or otherwise change its Articles of Incorporation or By-laws or equivalent organizational documents;

          (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of a maximum of 1,646,150 Shares issuable upon exercise of employee stock options outstanding on the date of the Merger Agreement or as disclosed in the disclosure schedules to the Merger Agreement (the "Disclosure Schedules") or otherwise in writing to Parent prior to the date of the Merger Agreement) or (ii) any assets of the Company or any Subsidiary, except for transactions in the ordinary course of business and in a manner consistent with past practice;

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for regular quarterly dividends on the Shares declared and paid at times consistent with past practice in an aggregate amount not in excess of $.10 per Share per quarter;

          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets, except for such acquisitions which do not exceed $3,000,000 in the aggregate for all such acquisitions; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any

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     person, or make any loans or advances, except in the ordinary course of business and consistent with past practice; (iii) enter into any contract or agreement other than in the ordinary course of business, consistent with past practice; (iv) authorize any single capital expenditure which is in excess of $1,000,000 or capital expenditures which are, in the aggregate, in excess of $5,000,000 for the Company and the Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter prohibited by this paragraph (e);

          (f) increase the compensation payable or to become payable to its directors, officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not officers or directors of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except for payments under the Company's 1997 Annual Incentive Plan (the "1997 Incentive Plan") and the Company's 1997 Officers' Annual Incentive Plan (the "Officers' Incentive Plan") up to a maximum of $1.8 million and except in the ordinary course of business consistent with past practices;

          (g) except as may be required by a change in the rules relating to generally accepted accounting principles or if the Company elects early adoption of AICPA Statement of Position No. 97-2, Software Revenue Recognition, take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable);

          (h) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability except in the ordinary course of business consistent with past practices;

          (i) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the consolidated balance sheet of the Company as at December 31, 1996, including the notes thereto, or in reports filed by the Company with the Commission prior to the date of the Merger Agreement or subsequently incurred in the ordinary course of business and consistent with past practice;

          (j) amend, modify or consent to the termination of any lease, license, contract or agreement which is material to the Company and its Subsidiaries, taken as a whole, or amend, modify or consent to the termination of the Company's or the Subsidiary's rights thereunder, other than in the ordinary course of business consistent with past practice; or

          (k) enter into any lease, license, contract or agreement that would be material to the Company and its Subsidiaries taken as a whole, other than in the ordinary course of business consistent with past practice or as otherwise permitted by the foregoing paragraphs.

     Directors and Officers. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Company will use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser will constitute of the Board of
(i) each committee of the

Board, (ii) each board of directors of each domestic Subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law.

     The Merger Agreement provides that, following the election of Purchaser's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Articles of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were neither designated by Purchaser nor are employees of the Company.

     Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, the Company will, and will cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser and persons providing or committing to provide Parent or Purchaser with financing for the transactions contemplated by the Merger Agreement reasonable access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and will furnish Parent and Purchaser and persons providing or committing to provide Parent and Purchaser with financing for the transactions contemplated by the Merger Agreement with all financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request and Parent and Purchaser or other persons acting on their behalf or for their benefit have agreed to keep such information confidential, except in certain circumstances.

     Acquisition Proposals. The Company has agreed that neither it nor any Subsidiary will, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of or accept any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) any portion of the assets of, or any equity interest in, the Company or any Subsidiary or any business combination with the Company or any Subsidiary or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. In addition, the Company will immediately cease and cause to be terminated any existing discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. Notwithstanding the foregoing, (i) the Company may engage in discussions or negotiations with a third party who seeks to initiate such discussions or negotiations or may furnish such third party information concerning the Company and its Subsidiaries, in each case only in response to a request for such information or access which was not encouraged, solicited or initiated by the Company or any of its affiliates, and pursuant to appropriate confidentiality agreements, (ii) the Board may take and disclose to the Company's shareholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act and (iii) following receipt of a proposal or offer from a third party, the Board may withdraw or modify its recommendation, but in each case referred to in the foregoing clauses (i) through (iii) only to the extent that the Board concludes in good faith based upon the advice of the Company's outside counsel that such action is required in order for the Board to act in a manner which is consistent with its fiduciary obligations under applicable law. The Company has also agreed to notify Parent promptly if any such proposal or offer with any person with respect thereto, is made and, in any such notice to Parent, to indicate in reasonable detail the identity of the person making such proposal or offer, and the terms and conditions of such proposal or offer. In connection with any such proposal or offer, the Company has also agreed not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party.

     The Merger Agreement provides that notwithstanding anything in the paragraph above or any other provision to the contrary in the Merger Agreement, the Company will not take any action which would render invalid or ineffective, or otherwise vacate or withdraw, the approval by the Board of the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement for purposes of Article 13.03 of Texas Law and will not take any action that would cause the Company to breach its representation and warranty that the Company has taken all action necessary to satisfy or render inapplicable the restrictions on business combinations contained in Article 13.03 of Texas Law.

     Existing Stock Options. The Merger Agreement provides that, with respect to employees of the Company or its Subsidiaries who were awarded stock options (the "Optionees") that were granted by the Company under the Company's 1982 Stock Option Plan (the "1982 Plan") prior to the Effective Time (the "1982 Options"), each such Optionee, as of the Effective Time, shall be vested in amounts ranging from 60% to 100% of the aggregate 1982 Options awarded to such Optionee. The vested percentage shall be determined according to the date such 1982 Options were awarded. With respect to Optionees who were granted stock options under the Company's 1997 Stock Incentive Plan (the "1997 Plan") prior to the Effective Time (the "1997 Options"), each such Optionee, as of the Effective Time, will be vested in 60% of the 1997 Options awarded to such Optionee. With respect to the stock options that were granted by the Company under the 1994 Non-Employee Director Company Plan (the "1994 Plan") prior to the Effective Time (the "1994 Options"), as of the Effective Time, all 1994 Options will be fully vested. Each Optionee who holds any vested and unexercised 1982 Options, 1994 Options or 1997 Options as of the Effective Time (the "Vested Options") will receive from the Company, immediately after the Effective Time, in settlement and cancellation of each Vested Option, a lump sum amount in cash equal to the product of (i) the difference between the Merger Consideration and the per share exercise price of a Vested Option and (ii) the number of shares of Common Stock subject to such Vested Option. All unvested 1997 Options and 1982 Options will lapse and become void as of the Effective Time and any obligation express or implied that the Company shall have incurred with respect to the Conditional Options (as defined below) will lapse and become void as of the Effective Time. Furthermore, the Merger Agreement provides that in the event that any amount provided to any Optionee, pursuant to the accelerated vesting of any of the Vested Options, constitutes a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and, such "parachute payment" would otherwise be subject to the excise tax imposed by
Section 4999 of the Code, the Company will reduce the aggregate number of Vested Options of such Optionee (such reduction, the "Excess Options") (in such manner as the Company, in its reasonable discretion, shall deem appropriate) such that the present value thereof is equal to 2.99 times such Optionee's "base amount" as defined in Section 280G(b)(3) of the Code. The Excess Options will immediately lapse and become void.

     Conditional Options. Certain employees of the Company, who will be identified by the Company to Parent in writing prior to the Effective Time, have been granted stock options that were conditional upon the approval by the Board and the shareholders of the Company of an amendment to the 1997 Plan (the "Conditional Options"). The Merger Agreement provides that the Company will pay each holder of a Conditional Option, immediately after the Effective Time, a lump sum amount in cash equal to 60% of the product of (i) the Merger Consideration minus the exercise price per share of Company Common Stock subject to a Conditional Option and (ii) the number of shares of Company Common Stock subject to such Conditional Option.

     Retention Bonus Plan. The Merger Agreement provides that, on or before the Effective Time, the Company will adopt a Retention Bonus Plan (the "Retention Bonus Plan") for employees of the Company. Under the Retention Bonus Plan, the Company will offer certain employees an incentive not to terminate their employment with the Company during the period of transition following Parent's acquisition of the Company. Under the Retention Bonus Plan, the Company will offer such employees bonuses that will be paid 50% on the first anniversary of the Effective Time and 50% on the second anniversary of the Effective Time if they continue to be employed by the Company on such anniversary dates. In addition, the Retention Bonus Plan will provide bonus payments to any participant that is terminated by the Company without "cause" or resigns from his or her employment for "good reason" (as each term is defined in the Retention Bonus Plan) during the two year period after the Effective Time.

     Retention Agreements. In addition to the Retention Bonus Plan, the Merger Agreement provides that the Company will offer Retention Agreements (the "Retention Agreements") to Messrs. Stephen T. Winn, Francis W. Winn, M. Brian Healy and Douglas H. Gross (the "Executives"). The Retention Agreements will provide for the continued employment of each of the Executives at a stated base salary and the continued participation in the Company's employee benefit plans.

     The Retention Agreements also provide each Executive with severance payments until December 31, 1999 with respect to Messrs. Francis Winn, Healy and Gross and until September 30, 2000 with respect to

Stephen T. Winn, in the event of termination without "cause" or resignation for "good reason" prior to the expiration of the term of each such Retention Agreement (in each case, a "Compensated Termination"), or after termination or resignation upon the successful completion by any such Executive of the term of his Retention Agreement. The term of each Retention Agreement, with the exception of Stephen T. Winn's, will expire December 31, 1998. The term of Stephen T. Winn's Retention Agreement will expire March 31, 1999.

     In addition to salary and severance, Messrs. Healy, Gross and Stephen T. Winn are entitled to participate in the Retention Bonus Plan and each will receive a lump sum special bonus (the "Special Bonus") at the end of the term or upon a Compensated Termination. In the event of a Compensated Termination, each Executive will receive his salary through the end of the term and severance payments thereafter. In addition, those Executives who participate in the Retention Bonus Plan will receive an accelerated payment of bonus amounts under such plan. Those Executives who have Retention Agreements that include the Special Bonus will receive such Special Bonus according to the terms of their respective agreements in the event of a Compensated Termination. However, in order to be entitled to receive any of the severance or bonus payments in the event of a Compensated Termination, the Executive must sign a waiver and release of all employment-related claims against the Company.

     Finally, the Retention Agreements include restrictive covenants that prohibit the dissemination of confidential information by the Executives, as well as competition and solicitation of employees or customers of the Company after the Executives' employment with the Company terminates. The Retention Agreements also require each Executive to agree to assign to the Company all developments and innovations related to their employment with the Company.

     The above information is a summary of the Retention Agreements, copies of which are filed as an Exhibit to the Schedule 14D-1. Such summary is qualified in its entirety by reference to the Retention Agreements.

     Employee Benefits Matters. The Merger Agreement further provides that following the Effective Time, Parent will cause the current employees of the Company to (i) be eligible to participate in the employee benefit plans of a subsidiary of Parent, the benefits under which, in the aggregate, will be at least as favorable, as those provided under the Company's employee benefit plans, (ii) continue to participate in the Company's employee benefit plans as in effect immediately prior to the Effective Time or (iii) be eligible to participate in a benefits package that is a combination of (i) and (ii) and is at least as favorable, in the aggregate, as those provided under the Company's employee benefit plans, provided that Parent will not be prevented from terminating the employment of any such employee or modifying or terminating such plans from time to time and the choice of alternatives (i), (ii) or (iii) shall be at the sole discretion of Parent. Any group health plan offered to current employees of Company and their dependents will not exclude coverage on account of any pre-existing condition, and in determining deductibles and co-payments under any group health plan of Parent or its subsidiaries such employees and their dependents will be credited with any deductibles and co-pays accrued through the Effective Time. For purposes of any length of service requirements, waiting periods, vesting periods, benefit accruals or differential benefits based on length of service in any such plan for which an employee of the Company may be eligible after the Effective Time, Parent will ensure that service by such employee with the Company will be deemed service with Parent; provided, however, that no such credit will be given for purposes of any defined benefit pension plan of Parent or any of its subsidiaries.

     1998 Incentive Plan. The Merger Agreement provides that, as soon as practicable after the Effective Time, Parent will adopt a 1998 incentive bonus program, which will replace the 1997 Incentive Plan and the Officers' Incentive Plan, pursuant to which annual bonuses will be calculated according to certain measures of the performance of the Company, including, without limitation, annual increases in profit and revenue compared with the preceding year. In addition, the Merger Agreement provides that, as of the Effective Time, the Company will take all necessary actions to terminate the 1997 Incentive Plan and the Officers' Incentive Plan and such plans will be terminated as of the Effective Time.

     Severance. The Merger Agreement provides that, on or before the Effective Time, the Company will adopt a severance plan for those of its employees who are at grade level E-16 or above as of the date of the Merger Agreement that will become effective as of the Effective Time. Such plan will provide for payment of severance to any of such employees terminated other than for Cause (as defined in the Retention Bonus Plan) prior to the second anniversary of the Effective Time and to any of such employees who resign for Good Reason (as defined in the Retention Bonus Plan) prior to the second anniversary of the Effective Time equal to a minimum of six months' base salary, plus an additional two weeks' base salary per full year of tenure with the Company. The maximum severance benefit pursuant to such plan will equal 12 months' salary. The Merger Agreement provides that on or before the Effective Time, the Company will offer written agreements to certain employees of the Company identified to the Purchaser in writing providing for severance benefits in lieu of participating in the severance plan. The Merger Agreement provides that on or before the Effective Time, the Company will offer written agreements to its officers providing that, in the event it is determined that any payment by the Company or any affiliate to or for the benefit of such officers (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by such officers with respect to such excise tax (collectively, the "Excise Tax"), then the officers will be entitled to receive an additional payment (a "Gross-up Payment") in an amount such that after payment by such officer of all taxes, interest and penalties, including, without limitation, any income taxes and Excise Tax imposed upon the Gross-up Payment, the officer retains an amount of the Gross-up Payment equal to the Excise Tax imposed upon the Payment; provided, however, that each such agreement will require each officer who is entitled to a Gross-up Payment to cooperate with a tax advisor of the Company's choice in the determination of such Gross-up Payment.

     D&O Indemnification and Insurance. The Merger Agreement further provides that the Articles of Incorporation and By-laws of the Surviving Corporation will contain provisions no less favorable with respect to limitation of liability and indemnification than are set forth in Article XII of the Articles of Incorporation and Article 11 of the By-laws of the Company, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who prior to or at the Effective Time were directors, officers or employees of the Company or its Subsidiaries.

     The Merger Agreement also provides that the Company and, following the purchase of any Shares by Purchaser or its affiliates pursuant to the Offer or the Stock Purchase Agreement, Parent will, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, Parent and the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer or employee of the Company and each Subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director or employee, whether occurring before or after the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement), for a period of six years after the date of the Merger Agreement. Without limiting the generality of the foregoing, in the event of any such claim, action, suit, proceeding or investigation, the Merger Agreement provides that (i) the Company, the Surviving Corporation or Parent, as the case may be, will pay as incurred, each Indemnified Party's legal and other expenses (including costs of investigation and preparation), including the fees and expenses of counsel selected by the Indemnified Party, which counsel must be reasonably satisfactory to the Company, the Surviving Corporation or Parent, promptly after statements therefor are received and (ii) the Company, the Surviving Corporation and Parent will cooperate in the defense of any such matter; provided, however, that none of the Company, the Surviving Corporation or Parent will be liable for any settlement effected without its written consent (which consent may not be unreasonably withheld); and provided further that none of the Company, the Surviving Corporation or Parent will be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties have conflicting interests in the outcome of such action; and provided further that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim will continue until the disposition of such claim. The Company, the Surviving Corporation or the Parent will pay all expenses, including counsel fees and expenses, that any Indemnified Party may incur in enforcing the indemnity and other obligations provided for in the Merger Agreement.

     The Merger Agreement provides that the Surviving Corporation will use its best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and Purchaser to be approximately $139,000 in the aggregate); provided further that the Surviving Corporation will obtain the maximum coverage obtainable for such 200% amount.

     Parent, Purchaser and the Company have also agreed that, in the event the Company, the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case proper provision will be made so that the successors and assigns of the Company, the Surviving Corporation or Parent, as the case may be, will assume the foregoing indemnity obligations.

     Regulatory Approvals. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto will (i) make promptly its respective filings, and thereafter make any other required submissions, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits (including, without limitation, the Environmental Permits as therein defined), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable best efforts to take all such action.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit plans, labor matters, real property and leases, trademarks, patents, copyrights and other intellectual property, environmental matters, brokers and taxes.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the shareholders of the Company to the extent required by Texas Law and the Company's Articles of Incorporation; (ii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) no United States or Canadian federal, state, provincial or local governmental or regulatory authority or other agency or commission or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the Merger; and (iv) Purchaser or its permitted assignee shall have purchased a minimum two-thirds of the outstanding Shares (on a fully diluted basis) pursuant to the Offer, the Stock Purchase Agreement or otherwise.

     Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement by the shareholders of the
Company:

          (a) By mutual written consent duly authorized by the Boards of Directors of Parent, Purchaser and the Company; or

          (b) By either Parent, Purchaser or the Company if (i) the Effective Time has not occurred on or before May 15, 1998; provided, however, that the right to terminate this Agreement under this provision shall not be available (A) to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (B) if Purchaser has accepted for payment Shares pursuant to the Offer or has purchased Shares of the Majority Shareholders pursuant to the Stock Purchase Agreement or
     (ii) any United States or Canadian federal, state, provincial or local court or governmental or regulatory authority of competent jurisdiction has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action has become final and nonappealable; or

          (c) By Parent any time prior to the acceptance of Shares for payment pursuant to the Offer or the purchase of Shares pursuant to the Stock Purchase Agreement if due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in the Offer, Purchaser has (i) failed to commence the Offer within 30 days following the date of the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer on or prior to February 28, 1998 (unless such failure shall have been the result of the failure of the waiting period under the HSR Act to have expired or been terminated in which case such date shall be May 15, 1998), unless such failure to pay for Shares has been caused by or resulted from the failure of Parent or Purchaser to perform in any respect any covenant or agreement of either of them contained in the Merger Agreement or the Stock Purchase Agreement or the breach by Parent or Purchaser of any representation or warranty of either of them contained in the Merger Agreement or the Stock Purchase Agreement; or

          (d) By the Company, upon approval of the Board, if Purchaser has (i) failed to commence the Offer within 30 days following the date of the Merger Agreement, (ii) unless Purchaser shall have otherwise purchased the Shares of the Majority Shareholders pursuant to the Stock Purchase Agreement, terminated the Offer without having accepted any Shares for payment thereunder or (iii) unless Purchaser shall have otherwise purchased the Shares of the Majority Shareholders pursuant to the Stock Purchase Agreement, failed to pay for Shares pursuant to the Offer on or prior to February 28, 1998 (unless such failure has been the result of the failure of the waiting period under the HSR Act to have expired or been terminated, in which case such date shall be May 15, 1998), unless such failure to pay for Shares has been caused by or resulted from the failure of the Company to perform in any respect any covenant or agreement of it contained in the Merger Agreement or the breach by the Company of any representation or warranty of it contained in the Merger Agreement or the failure of any of the Majority Shareholders to perform in any respect any covenant or agreement of any of them contained in the Stock Purchase Agreement or the breach by any of them of any representation or warranty contained in the Stock Purchase Agreement; or

          (e) By the Company if the Stock Purchase Agreement is terminated pursuant to its terms or is otherwise amended in a manner adverse to the Company or its shareholders without the Company's prior written consent.

     In the event of the termination of the Merger Agreement, the Merger Agreement provides that it will forthwith become void and there will be no liability thereunder on the part of any party thereto except as set forth in certain provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

THE STOCK PURCHASE AGREEMENT

     Concurrently with entering into the Merger Agreement, Parent, Purchaser and the Majority Shareholders entered into the Stock Purchase Agreement pursuant to which, upon the terms and conditions set forth therein, the Majority Shareholders agreed to validly tender (and not withdraw) pursuant to the Offer all Shares now or hereafter owned by the Majority Shareholders and have otherwise agreed to sell to Purchaser all such Shares at a purchase price per Share equal to $22.50 (or any higher price that may be paid per Share pursuant to the Offer). On January 12, 1998, the Majority Shareholders owned (either beneficially or of record) 10,786,962 Shares, constituting approximately 74.6% of the outstanding Shares (or approximately 67% of the outstanding Shares on a fully diluted basis).

     UPON CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE STOCK PURCHASE AGREEMENT, PARENT AND PURCHASER, BY VIRTUE OF THE ACQUISITION OF APPROXIMATELY 74.6% OF THE OUTSTANDING SHARES, WILL OWN A NUMBER OF SHARES SUFFICIENT, EVEN IF NO OTHER SHARES ARE TENDERED IN THE OFFER, TO CAUSE THE MERGER TO OCCUR WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER HOLDER OF SHARES.

     Each of the Majority Shareholders has constituted and appointed Purchaser, or a nominee of Purchaser, during the term of the Stock Purchase Agreement, as his, her or its true and lawful attorney and proxy to vote each of the Shares held by such Majority Shareholder, at every annual, special or adjourned meeting of the shareholders of the Company, including the right to sign his, her or its name to any consent, certificate or other document relating to the Company that the law of the State of Texas may permit or require, (i) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any proposal for any recapitalization, merger, sale of assets, or other business combination between the Company and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Merger Agreement not being fulfilled or which could adversely affect the ability of the Company to consummate the Merger and the other transactions contemplated by the Merger Agreement, and (iii) in favor of any other matter relating to the consummation of the transactions contemplated by the Merger Agreement. Each Majority Shareholder has further agreed to cause the Shares owned by him, her or it beneficially or of record to be voted in accordance with the foregoing.

     Each Majority Shareholder has agreed not to offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of or create or permit to exist any encumbrance (other than any encumbrance that will be terminated prior to or concurrently with the closing) on the Shares now owned or that may hereafter be acquired by such Majority Shareholder at any time.

     Each Majority Shareholder has agreed not to, directly or indirectly, through any officer, director, agent or otherwise, so long as the Stock Purchase Agreement shall remain in effect, solicit, initiate, encourage the submission of or accept any proposal or offer from any individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange
Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government (collectively other than Purchaser and any affiliate of Purchaser, a "Person") relating to (i) any acquisition or purchase of all or any of the Shares held by the Majority Shareholders or (ii) any acquisition or purchase of all or (other than in the ordinary course of business) any portion of the assets of, or any equity interest in, the Company or any business combination with the Company or participate in any negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any Person to do or seek any of the foregoing. Each Majority Shareholder has agreed to notify Purchaser promptly if any such proposal or offer, or any inquiry or contact with any Person with respect thereto, is made and will, in any such notice to Purchaser, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. Notwithstanding the foregoing, the actions of any Majority Shareholder who is a director or officer of the Company, solely in his or her capacity as a director or officer, shall be governed by the Merger Agreement and not the Stock Purchase Agreement.

     The Stock Purchase Agreement provides that, for a period of four years after the consummation of the transactions contemplated thereby (the "Restricted Period"), no Majority Shareholder (other than Advance Capital, it being expressly agreed that the non-competition provisions shall not apply to Advance Capital) will engage (other than on behalf of the Surviving Corporation or the Company or their respective subsidiaries), directly or indirectly, in the Tax and Accounting Software Business (as defined below) anywhere in the world or, without the prior written consent of Parent, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance (other than customary professional courtesies afforded to members of the business community) to or participate in or be connected with, as an officer, employee, partner, shareholder, consultant, advisor or other similar capacity, any person (other than the Surviving Corporation or the Company or their respective subsidiaries) that engages in the Tax and Accounting Software Business; provided, however, that ownership of securities having no more than five percent of the outstanding voting power of any competitor which are listed on any national securities exchange or traded actively in the national over-the-counter market shall not be deemed to be in violation of such restriction so long as the person owning such securities has no other connection or relationship with such competitor that would not be permitted by the Stock Purchase Agreement. "Tax and Accounting Software Business" means (x) the business of developing, designing, publishing, marketing and distributing (i) tax compliance software and services for tax and accounting professionals within corporations, banks, government agencies and accounting firms; (ii) accounting and practice management software and services marketed primarily to accounting firms; and (iii) other tax and accounting software products and services which are under development by the Company as of the closing of the transactions contemplated by the Stock Purchase Agreement; and (y) the business of the Company's Rent Roll, Inc. subsidiary as of the closing of the transactions contemplated by the Stock Purchase Agreement.

     As a separate and independent covenant, each Majority Shareholder (other than Advance Capital) has agreed with Purchaser that, during the Restricted Period (other than on behalf of the Surviving Corporation or the Company or their respective subsidiaries), such Majority Shareholder will not in any way, directly or indirectly, for the purpose of conducting or engaging in the Tax and Accounting Software Business, call upon, solicit, advise or otherwise do, or attempt to do, business with any customers of the Surviving Corporation, the Company or any Subsidiary with whom the Surviving Corporation, the Company, any Subsidiary or such Majority Shareholder had any dealings during the two year period prior to the first day of the Restricted Period, or take away or interfere or attempt to interfere with any customer, trade, business or patronage of the Surviving Corporation, the Company or any Subsidiary.

     In addition, as a separate and independent covenant, each Majority Shareholder (other than Advance Capital) has agreed with Purchaser that, during the Restricted Period, such Majority Shareholder will not, in any way, directly or indirectly, hire, attempt to hire, interfere with or attempt to interfere with any officers, employees, representatives, consultants or agents of the Surviving Corporation, the Company or any Subsidiary or any former officer, employee, representative, consultant or agent of the Surviving Corporation, the Company or any Subsidiary who resigned or was terminated within the prior six month period (other than an employee whose employment was terminated by the Surviving Corporation, the Company or any Subsidiary without Cause, or who resigned from his or her employment for Good Reason, as such terms are defined in the Retention Bonus Plan), or induce or attempt to induce any of them to leave the employ of the Surviving Corporation, the Company or any Subsidiary or violate the terms of their contracts, or any arrangements, with the Surviving Corporation, the Company or any Subsidiary.

     The obligation of the Majority Shareholders and Purchaser to consummate the purchase and sale of the Shares under the Stock Purchase Agreement is subject to the satisfaction of the following conditions: (a) any applicable waiting periods (and any extension thereof) under the HSR Act with respect to the purchase and sale of the Shares pursuant to the Stock Purchase Agreement shall have expired or been terminated and (b) no preliminary or permanent injunction or law, rule, regulation, order, decree or ruling issued by any United States or Canadian federal, state, provincial or local court or governmental or regulatory authority of competent jurisdiction prohibiting the purchase and sale of the Shares pursuant to the Stock Purchase Agreement shall be in effect. The obligation of Purchaser to consummate the purchase of the Shares pursuant to the Stock Purchase Agreement is further subject to the satisfaction of the following conditions: (a) the representations and warranties of the Company in the Merger Agreement and of the Majority Shareholders in the Stock Purchase Agreement that are qualified as to materiality shall have been true and correct and such representations and warranties that are not so qualified shall have been true and correct in all material respects, in each case as of the date of the Stock Purchase Agreement, except in the case of any representation and warranty that speaks as of a particular date, which shall be true and correct or true and correct in all material respects, as applicable, as of such date, (b) the Company shall have performed in all material respects its obligations, and complied in all material respects with its covenants and agreements, under the Merger Agreement, (c) the Majority Shareholders shall have performed in all material respects their obligations, and complied in all material respects with their covenants and agreements, under the Stock Purchase Agreement, (d) each of the conditions to the Offer shall have been satisfied or waived by Purchaser, (e) either Purchaser shall have accepted the Shares for payment pursuant to the Offer or the Offer shall have expired or been terminated without the purchase of any Shares pursuant thereto and (f) the Merger Agreement shall not have been terminated. The obligation of the Majority Shareholders to consummate the sale of the Shares pursuant to the Stock Purchase Agreement is further subject to the satisfaction of the following condition: the Merger Agreement shall not have been terminated pursuant to the termination provisions of the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) RECOMMENDATION OF THE BOARD

     The Board has unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stock Purchase Agreement and has determined that the Offer and the Merger are fair to and in the best interests of the Company's shareholders, and unanimously recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's shareholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 3 and 4, respectively, and are incorporated herein by reference.

(b) REASONS FOR THE BOARD'S RECOMMENDATION

     In reaching the determination and recommendation described in paragraph (a) above, the Board considered a number of factors, including the following:

          (1) The requirement by Parent, as a condition to Parent's willingness to agree to acquire the Company, that the Majority Shareholders enter into a binding agreement for the sale of their Shares; and the stated desire of the Majority Shareholders to proceed with the sale of their Shares to Purchaser pursuant to the Stock Purchase Agreement.

          (2) The financial condition and results of operations of the Company.

          (3) The projected financial results, prospects and strategic objectives of the Company, as well as the risks involved in achieving those results, prospects and objectives in the tax and accounting software and services industry.

          (4) The fact that the $22.50 per Share to be received by the Company's shareholders in both the Offer and Merger represents a substantial premium (63.6%) over the closing market price of $13.75 per Share on January 12, 1998 (the last trading day prior to the Board's approval of the transaction referred to in paragraph (a) of this Item 4); and the fact that the $22.50 per Share to be received by the Company's shareholders in both the Offer and Merger represents a substantial premium (120.4%) over the five-year weighted average market price per Share.

          (5) Developments relating to the consolidation in the tax and accounting software and services industry.

          (6) The Board's view, after consultation with management and Goldman Sachs, regarding the likelihood of the existence of other viable buyers on terms as favorable as those in the Offer and the Merger.

          (7) Presentations to the Board by Goldman Sachs and the oral opinion of Goldman Sachs (subsequently confirmed in writing) that, as of January 12, 1998, the $22.50 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Exhibit 5 to this statement and is incorporated herein by reference. THE COMPANY'S SHAREHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

          (8) The availability of appraisal rights under Articles 5.11 - 5.13 of Texas Law for dissenting Shares.

          (9) The terms and conditions of the Merger Agreement and the Stock Purchase Agreement and the course of the negotiations resulting in the execution thereof.

          (10) The likelihood that the proposed acquisition would be consummated, including the likelihood of obtaining the regulatory approvals required pursuant to, and satisfying the other conditions to, the Offer and the Merger contained in the Merger Agreement, the experience, reputation and financial condition of the Parent and the risks to the Company if the acquisition were not consummated.

          (11) The recommendation of the Company's management with respect to the proposed transaction.

     The members of the Board evaluated the factors listed above in light of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The Board recognized that Purchaser, by virtue of the acquisition of the Shares of the Majority Shareholders pursuant to the Stock Purchase Agreement, will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. While consummation of the Offer would result in the remaining shareholders of the Company receiving a premium for their Shares over the trading prices of the Shares prior to the announcement of the Offer and the Merger, it would eliminate any opportunity for the shareholders of the Company other than Parent to participate in the potential future growth prospects of the Company. The Board, however, believed that the value of such potential future growth was reflected in the Offer Price to be paid and also recognized that there can be no assurance of growth, if any, to be attained by the Company in the future.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated November 30, 1997 (the "Engagement Letter"), the Company engaged Goldman Sachs to undertake a study to enable it to render its opinion with respect to the cash consideration to be received for each Share in connection with the Offer and the Merger. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Goldman Sachs a transaction fee equal to 1% of the aggregate consideration paid, if a transaction or series of transactions resulting in the purchase of 50% or more of the outstanding Shares or the assets (based on the book value thereof) is accomplished. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

     Pursuant to a letter agreement dated November 30, 1997, certain members of the Winn Family (as defined below), including Francis W. Winn, Nancy K. Winn, Stephen T. Winn, David L. Winn, James R. Dunaway, Jr., and Carol Winn Dunaway, individually and on behalf of their respective spouses and any trusts, partnerships, limited partnerships or other entities (other than the Company) in which they or any member of their immediate family holds an interest (collectively, the "Winn Family"), agreed to reimburse the Company for any payments the Company is obligated to make to Goldman Sachs pursuant to the Engagement Letter if any person within the Winn Family sells or agrees to sell all or any portion of their respective Shares in one or a series of transactions requiring the Company to make payments to or for the benefit of Goldman Sachs pursuant to the Engagement Letter and the Company's shareholders other than the Winn Family are not provided the opportunity to sell the same portion of their Shares for the same (or greater) per share consideration prior to or at the same time (or within 90 days following such time).

     Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The State of Texas recently enacted Part Thirteen (Articles 13.01 et seq.) of Texas Law (the "Business Combination Law") which has application to "issuing public corporations" formed under Texas Law, such as the Company. The Business Combination Law imposes a three-year moratorium on certain business combination transactions between an issuing public corporation and an "affiliated shareholder" (generally, a beneficial owner of 20% or more of the then outstanding voting shares of the issuing public corporation) or any affiliate or associate of the affiliated shareholder unless (i) the proposed business combination, or the purchase or acquisition of voting shares on the date such person became an affiliated shareholder (the "share acquisition date"), was approved by the board of directors of the issuing public corporation prior to the affiliated shareholder's share acquisition date or (ii) the proposed business combination is approved by the affirmative vote of at least two-thirds of the outstanding voting shares (excluding the shares owned by the affiliated shareholder and its affiliates and associates) at a meeting of shareholders (and not by written consent) duly called for that purpose not less than six months after the affiliated shareholder's share acquisition date. Application of the Business Combination Law is subject to a number of exceptions.

     Because the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement have been unanimously approved by the Board, the restrictions under the Business Combination Law will not affect the Offer or the Merger or the transactions contemplated by the Stock Purchase Agreement. The Business Combination Law will apply to the Company for so long as it has (i) 100 or more shareholders of record, (ii) any class of voting securities registered under Exchange Act or
(iii) any class of voting securities qualified for trading in a national market system, but not thereafter.

     The Business Combination Law also permits a corporation's board of directors, when considering the best interests of the corporation, to consider the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that those interests may be best served by the continued independence of the corporation.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

     References are hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1 -- Offer to Purchase.+
 Exhibit 2 -- Letter of Transmittal.+
 Exhibit 3 -- Letter to Shareholders.*+
 Exhibit 4 -- Joint Press Release issued by Computer Language Research,
              Inc. and The Thomson Corporation on January 13, 1998
              (incorporated by reference to the Company's Current
              Report on Form 8-K filed on January 15, 1998).
 Exhibit 5 -- Opinion of Goldman, Sachs & Co. dated January 12, 1998.*+
 Exhibit 6 -- Agreement and Plan of Merger dated as of January 12,
              1998, among Computer Language Research, Inc., The Thomson
              Corporation and Sabre Acquisition, Inc. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 15, 1998).
 Exhibit 7 -- Stock Purchase Agreement, dated as of January 12, 1998, among The Thomson Corporation, Sabre Acquisition, Inc.
              and certain shareholders of Computer Language Research, Inc. (incorporated by reference to the Company's Current
              Report on Form 8-K filed on January 15, 1998).
 Exhibit 8 -- Pages 2 through 20 of the Company's Proxy Statement dated
              April 1, 1997 relating to its annual meeting of shareholders.+

---------------

* Included in copies of Schedule 14D-9 mailed to shareholders.

+ Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 1998.

                                            COMPUTER LANGUAGE RESEARCH, INC.

                                            By:     /s/ STEPHEN T. WINN

                                              ----------------------------------
                                              Name: Stephen T. Winn
                                              Title: President and Chief
                                                Executive Officer

                                                                      SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about January 16, 1998 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Computer Language Research, Inc., a Texas corporation (the "Company"), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to the Board of Directors of the Company (the "Board").

     On January 12, 1998, the Company, The Thomson Corporation, a corporation incorporated under the laws of Ontario, Canada ("Parent"), and Sabre Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for all of the outstanding Shares at a price of $22.50 per Share, net to the seller in cash, without interest thereon, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, Parent will own all of the outstanding capital stock of the Company.

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees") on the Board as will give Purchaser representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Purchaser may request to cause the Purchaser Designees to be elected to the Board under the circumstances described therein. The Merger Agreement provides that the Company will use its best efforts to cause persons designated by Purchaser to constitute the same percentage as such persons designated by Purchaser will constitute of the Board of each committee of the Board, and each board of directors, and each committee thereof, of each domestic subsidiary, in each case only to the extent permitted by applicable law. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. See "Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of January 12, 1998, there were 14,463,844 Shares outstanding. The Board currently consists of nine members with no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that, subject to applicable law, immediately upon the purchase of Shares by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any of its affiliates bears to the total number of Shares then outstanding. The Company has agreed to promptly take all action to cause the Purchaser Designees to be so elected, including, if necessary, increasing the size of the Board or seeking the resignations of one or more existing directors. The Company has also agreed, subject to applicable law, to use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such board.

     Notwithstanding the foregoing, the Merger Agreement provides that, following the election of the Purchaser Designees in accordance with the foregoing and prior to the Effective Time (as defined in the Merger Agreement), any amendment of the Merger Agreement or the Articles of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were neither designated by Purchaser nor are employees of the Company.

     The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the following individuals owns any Shares, other than Mr. Stephen T. Winn. In addition, none of the following individuals is a director of, or holds any position with, the Company, other than Mr. Stephen T. Winn. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of Purchaser's Designees to the Board. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. For information regarding Stephen T. Winn, see "Directors of the Company."

                NAME, AGE AND                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
          CURRENT BUSINESS ADDRESS                   DURING THE PAST FIVE YEARS AND BUSINESS ADDRESS THEREOF
          ------------------------             -------------------------------------------------------------------
Richard J. Harrington, 51....................  Director of Parent since September 1993. President and CEO of
  The Thomson Corporation                        Parent since October 1997. Executive Vice-President of Parent
  One Station Place -- Metro Center              from September 1993 to October 1997. President and Chief
  Stamford, Connecticut 06902                    Executive Officer, Thomson Newspapers Group, Metro Center, One
  Citizen of United States                       Station Place, Stamford, Connecticut 06902, from July 1993 to
                                                 October 1997. President and Chief Executive Officer, Thomson
                                                 Professional Publishing, Metro Center, One Station Place,
                                                 Stamford, Connecticut 06902, from June 1989 to July 1993.
Nigel R. Harrison, 48........................  Director of Parent since June 1989. Chief Financial Officer of
  The Thomson Corporation                        Parent since July 1984. Executive Vice-President of Parent since
  One Station Place -- Metro Center              June 1989.
  Stamford, Connecticut 06902
  Citizen of Great Britain
Andrew G. Mills, 45..........................  Director and Executive Vice President of Parent since January 1995.
  Thomson Financial & Professional               President and Chief Executive Officer of Thomson Financial &
    Publishing Group                             Professional Publishing Group, 22 Pittsburgh Street, Boston,
  22 Pittsburgh Street                           Massachusetts, 02210, since May 1994. Chairman of Massachusetts
  Boston, Massachusetts 02210                    Technology Development Corporation, 149 State Street, Boston,
  Citizen of Great Britain                       Massachusetts 02109, since 1990.

                NAME, AGE AND                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
          CURRENT BUSINESS ADDRESS                   DURING THE PAST FIVE YEARS AND BUSINESS ADDRESS THEREOF
          ------------------------             -------------------------------------------------------------------
Robert Daleo, 49.............................  Executive Vice-President, Finance and Business Development of
  The Thomson Corporation                        Parent since November 1997. Senior Vice President, Finance and
  One Station Place -- Metro Center              Business Development of Parent from January 1997 to October 1997.
  Stamford, CT 06902                             Senior Vice President and Chief Operating Officer, Thomson
  Citizen of Canada                              Newspapers, One Station Place, Metro Center, Stamford, CT 06902,
                                                 from January 1996 to December 1997. Senior Vice President and
                                                 Chief Financial Officer, Thomson Newspapers, from December 1994 to December 1995. Senior Vice President and General Manager,
                                                 Sweets Group, McGraw-Hill Company, 1221 Avenue of the Americas,
                                                 New York, New York 10020, until November 1994.
Robert C. Hall, 66...........................  Vice-President of Parent since January 1995. President and CEO of
  The Thomson Corporation                        Thomson Information/Publishing Group, One Station Place, Metro
  One Station Place -- Metro Center              Center, Stamford, CT 06902, from 1993 to January 1995. Director
  Stamford, CT 06902                             of the Advanta Corporation, Welch and McLean Roads, Spring House,
  Citizen of Canada                              PA, since 1994. Director of Advanta Partners, Welch and McLean
                                                 Roads, Spring House, PA, since 1994.
Joseph J.G.M. Vermeer, 51....................  Vice-President; Director of Taxes of Parent since January 1995.
  The Thomson Corporation                        Partner in Peat Marwick Thorne, 40 King Street West, Toronto,
  One Station Place -- Metro Center              Ontario, Canada, from 1977 to December 31, 1994.
  Stamford, CT 06902
  Citizen of Canada
Michael S. Harris, 48........................  President and Director of Purchaser since January 1998. Assistant
  The Thomson Corporation                        Secretary of Parent since July 1993. Vice President and General
  One Station Place -- Metro Center              Counsel of Thomson Holdings Inc. ("THI"), Metro Center, One
  Stamford, CT 06902                             Station Place, Stamford, CT 06902, since June 1993. Assistant
  Citizen of United States                       Secretary and Assistant General Counsel of THI from May 1989 to
                                                 June 1993.
Euan C. Menzies, 36..........................  President and Chief Executive of Research Institute of America
  Research Institute of America Group            Group, 395 Hudson Street, New York, NY 10014, since 1993. Vice
  395 Hudson Street                              President and Chief Financial Officer of Thomson Professional
  New York, New York 10014                       Publishing Group, One Station Place, Stamford, CT 06902, from
  Citizen of Great Britain                       1989 to 1993.
Stephen T. Winn, 51..........................  See "Directors of the Company."

DIRECTORS OF THE COMPANY

     Set forth below is certain information with respect to the current directors of the Company as of December 31, 1997:

     Francis W. Winn, 80, the founder of the Company and a director since 1969, served as its Chairman of the Board and President from February 1969 until May 1977, and continues to serve as Chairman of the Board. Prior to founding the Company, Mr. Winn was employed by various petroleum or petroleum-related companies in research management. Mr. Winn is the father of Stephen T. Winn and Dr. David L. Winn, and the father-in-law of James R. Dunaway, Jr., all directors of the Company.

     Stephen T. Winn, 51, has served as a director since 1969, and as President and Chief Executive Officer since May 1977. Mr. Winn served as Executive Vice President from 1971 until his election as President in

1977. Mr. Winn was selected as a Sloan Fellow at Stanford University in 1980 and holds an M.M.S. Degree in Management Science from Stanford. He has served as a member of the Stanford University Sloan Advisory Board, American Business Conference and the American Electronics Association, a trustee for the St. Mark's School of Texas and is an executive board member of the Circle Ten Council of the Boy Scouts of America.

     David L. Winn, M.D., FAAFP, 41, a director since 1987, previously served as a director from 1977 to 1984. Currently, Dr. Winn practices primary care medicine in Cedar Park, Texas, is a medical director of Hill Country Medical Ministries and is a founder of Firestorm Productions, a producer of multi-media entertainment software published through Virgin Interactive. Dr. Winn founded Paperless Office Practice in 1996, a developer of electronic medical records which are distributed by pharmaceutical sales representatives to primary care medical offices across the United States.

     James R. Dunaway, Jr., 49, a director since 1982, is the founder and owner of Dunaway Associates, Inc., Engineers-Planners of Fort Worth, Texas and Phoenix, Arizona. Since 1981, Mr. Dunaway has been an active real estate investor and developer in the Dallas/Fort Worth area. Mr. Dunaway is a registered Professional Engineer and Registered Professional Land Surveyor in the State of Texas. He is a member of the Company's Compensation Committee.

     Merle J. Volding, 74, a director since 1989, formerly served as a director and consultant to BancTec, Inc., a provider of integrated financial transaction processing systems, applications software, and support services, where he served as Chairman of the Board and Chief Executive Officer from 1974 until 1986. He is Chairman of the Company's Compensation Committee and a member of its Audit Committee.

     Max D. Hopper, 63, a director since August 1994, served at AMR
Corporation -- an air transportation company and provider of information services to the travel and transportation industry -- as senior vice president from 1985 through January 1995 and as chairman of The SABRE Group from April 1993 through January 1995. After retiring from AMR, Mr. Hopper founded Max D. Hopper Associates, a consulting firm specializing in creating benefits from the strategic use of advanced information technologies. He serves on the boards of The Gartner Group, VTEL Corporation, Scopus Technology Corporation, USDATA Corporation, Payless Cashways, Inc., Metrocall, Inc. and Worldtalk Corporation. He is Chairman of the Company's Audit Committee and a member of its Compensation Committee.

     Jeffrey T. Leeds, 42, was elected as a director of the Company on February 27, 1997. Mr. Leeds is a founder and Principal of Advance Capital Management, LLC, a private equity firm located in New York. Mr. Leeds also serves as President of Leeds Group Inc., an investment banking firm also located in New York. Mr. Leeds presently serves as a director of The Edison Project, a for-profit education company that operates public schools under contracts with states and local school districts, and The World Resources Institute, a not-for-profit Washington based research group. Mr. Leeds served as a law clerk to the Hon. William J. Brennan, Jr. of the Supreme Court of the United States in 1985-86. Prior to his clerkship, he worked in the corporate department of the New York law firm of Cravath, Swaine & Moore. He is a member of the Company's Compensation and Audit Committees. Pursuant to a Stockholders Agreement dated as of January 22, 1997, by and between, inter alia, Advance Capital Partners, L.P., and Advance Capital Offshore Partners, L.P. (collectively, "Advance Capital") on the one hand, and Stephen T. Winn, Carol Winn Dunaway, Dr. David L. Winn and Winn Family, Ltd. (collectively, the "Winn Stockholders") on the other, the Winn Stockholders have agreed to vote all of the remaining shares of capital stock of the Company owned of record or beneficially by them so as to cause the election of Mr. Leeds (or if Mr. Leeds is unable to serve as a director, another individual designated by Advance Capital and acceptable to the majority of the Winn Stockholders) to the Board, so long as Advance Capital shall own at least 200,000 of certain purchased shares. The Stockholders Agreement also provides that the Winn Stockholders will vote all of the remaining shares of capital stock of the Company owned of record or beneficially by them so as to cause (i) the removal from the Board (with or without cause) of any director designated by Advance Capital, upon Advance Capital's written request for such removal, and
(ii) any vacancy on the Board, resulting from any director designated by Advance Capital for any reason ceasing to serve as a member of the Board, to be filled by a representative designated by Advance Capital (which representative must be reasonably acceptable to the Winn Stockholders).

     Walter V. Smiley, Jr., 60, was elected as a director of the Company on May 1, 1997. Mr. Smiley currently owns and is president of Smiley Investment Company, a venture capital firm based in Little Rock, Arkansas. Mr. Smiley served from 1968 until 1989 as Chairman of the Board of Directors and from 1968 until 1985 as Chief Executive Officer of Systematics, Inc., the predecessor of ALLTELL Information Service, Inc., an Arkansas based company which provides data processing services to financial institutions throughout the United States and abroad. Mr. Smiley is also a director of Acxiom Corporation, Software Recording Corporation and Southern Development Bancorporation. He holds a master's degree in business administration and a bachelor's degree in industrial management from the University of Arkansas. He is a member of the Company's Compensation and Audit Committees.

     Preston M. Geren, III, 45, was elected as a director of the Company on October 30, 1997. Mr. Geren, a former member of the U.S. House of Representatives for the 12th District of Texas, also serves as Senior Vice President and director of Public Strategies, Inc., an Austin-based management consulting company. Prior to his service in Congress, Mr. Geren practiced law and was involved in a variety of business ventures. In his early career, Mr. Geren served as executive assistant to U.S. Senator Lloyd Bentsen. The recipient of an honorary Ph.D. from the University of North Texas Health Science Center, Mr. Geren currently serves on the boards of directors of Union Pacific Resources, Inc. and Overton Bank and Trust, as well as a variety of additional civic and community organizations. He is a member of the Company's Compensation and Audit Committees.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current executive officers of the Company as of December 31, 1997:

                   NAME                     AGE                   POSITION WITH THE COMPANY
                   ----                     ---                   -------------------------
Francis W. Winn...........................  80          Chairman of the Board
Stephen T. Winn...........................  51          President and Chief Executive Officer
Charles A. Cappiccille....................  51          Group Vice President, Bank Group
James J. Charles..........................  51          Group Vice President, Core Technology
Robert H. Dilworth........................  51          Vice President, Business Development and
                                                          Investor Relations
Douglas H. Gross..........................  54          Vice President, Secretary and General Counsel
G. Allen Harris...........................  47          Group Vice President, Corporate Group
M. Brian Healy............................  54          Group Vice President, Finance and
                                                          Administration, and Chief Financial Officer
Charles W. Hill...........................  58          Controller and Treasurer
William T. Lynch..........................  51          Group Vice President, Accounting Group

                 BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The Board meets on a regularly scheduled basis to review significant developments affecting the Company and to act on matters requiring Board approval. It also holds special meetings, including telephonic meetings, between scheduled meetings when the need arises. The Board held eleven meetings during the 1997 fiscal year. During such period and during their terms of office, each nominee who was a director during the 1997 fiscal year participated in at least 75% of the aggregate of all Board meetings and all applicable committee meetings.

     The Board has established standing Audit and Compensation Committees whose functions and the number of meetings held during the 1997 fiscal year are described below. The members of these Committees have been identified above under the heading "Directors of the Company." The Board does not have a Nominating Committee; rather, the Board functions as a committee of the whole to nominate candidates for Board membership.

     Audit Committee. The Audit Committee recommends to the Board the appointment of independent auditors for the Company and monitors the performance of such auditors; reviews and approves the scope of the annual audit; reviews with the independent auditors in February of each year the results of the audit for the prior fiscal year before the earnings report for such fiscal year is released publicly; reviews and evaluates with management quarterly financial statements; reviews with management the scope and adequacy of internal accounting controls; reviews and evaluates the objectivity, effectiveness and resources of the internal audit function; evaluates problem areas having a potential financial impact on the Company which may be brought to its attention by management, the independent auditors, or the Board and reviews certain public financial reporting documents of the Company. The members of the Audit Committee confer privately with the independent auditors. The Audit Committee met three times during the 1997 fiscal year.

     Compensation Committee. The Compensation Committee has responsibility to review and approve executive compensation plans and packages. The Compensation Committee met five times during the 1997 fiscal year.

     Compensation of Directors. During 1997, each non-employee director received a $1,000 per month retainer. Audit and Compensation Committee members received $250 per month for serving on each committee. Non-employee directors were also paid $1,000 per day for each day of attendance at Board meetings and were reimbursed for their out-of-pocket expenses in attending meetings. Non-employee directors participate in the Computer Language Research, Inc., Non-Employee Directors' 1994 Stock Option Plan, pursuant to which options in the indicated amounts were granted to Messrs. Leeds (10,000), Smiley (7,500), Geren (7,500), Hopper (2,500), Volding (2,500) and Dunaway (2,500) and to Dr. Winn (2,500) during fiscal year 1997.

        BENEFICIAL OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS,
                     DIRECTORS AND NAMED EXECUTIVE OFFICERS

     The following table sets forth information as of December 31, 1997, regarding the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to own more than 5% of the outstanding shares of Common Stock, (ii) each director and nominee for director and named executive officer and (iii) all directors and named executive officers of the Company as a group. For purposes of the table, including the footnotes thereto, the beneficial ownership of shares of Common Stock is being reported as required under applicable securities laws and interpretations and may not be reflective of state law ownership interests. The persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, except as noted.

                                                                       NUMBER OF         % OF
                 NAME                             ADDRESS                SHARES          CLASS
                 ----                             -------              ----------        -----
Francis W. Winn*.......................  2395 Midway Road                 400,300(1)      2.80%
                                         Carrollton, Texas 75006
Stephen T. Winn*.......................  2395 Midway Road               5,026,762(2)     34.61%
                                         Carrollton, Texas 75006
David L. Winn*.........................  190 Buttercup Creek Blvd.      4,886,312(3)     33.77%
                                         Cedar Park, Texas 78613
James R. Dunaway, Jr.*.................  1501 Merrimac Circle           5,012,912(4)     34.64%
                                         Ft. Worth, Texas 76107
Carol Winn Dunaway.....................  1501 Merrimac Circle           5,012,912(5)     34.64%
                                         Ft. Worth, Texas 76107
Winn Family, Ltd.......................  c/o Stephen T. Winn, Mgr.      1,438,462(6)      9.95%
A Texas Limited Partnership              2395 Midway Road
                                         Carrollton, Texas 75006
Jeffrey T. Leeds*......................                                   401,930(7)      2.78%
Merle J. Volding*......................                                     6,000(8)          **
Max Dean Hopper*.......................                                     6,000(8)          **
Walter V. Smiley*......................                                         0             **

                                                                       NUMBER OF         % OF
                 NAME                             ADDRESS                SHARES          CLASS
                 ----                             -------              ----------        -----
Preston M. Geren, III*.................                                         0             **
William T. Lynch.......................                                    65,500(8)          **
G. Allen Harris........................                                    46,000(8)          **
M. Brian Healy.........................                                    30,000(8)          **
Lynn J. Finlinson......................                                         0             **
All directors and named executive
  officers as a group (13 persons).....                                11,014,392(9)     75.30%

---------------

   * Director

 ** Less than 1%

(1) Includes 250,000 shares directly owned by Nancy K. Winn, Mr. Winn's wife, as to all of which shares Mr. Winn disclaims beneficial ownership; 78,300 shares held as tenants-in-common with Mrs. Winn; and 37,500 shares held as joint tenants with Mrs. Winn.

(2) Includes 589,180 shares owned by a family limited partnership, of which an entity controlled by Stephen T. Winn is the sole general partner; and 1,438,462 shares held by Winn Family, Ltd., a limited partnership of which Mr. Winn is a general partner. Mr. Winn disclaims beneficial ownership of the shares held by such limited partnerships except to the extent of his pecuniary interest therein. Also includes 696,150 shares owned by a family trust of which Mr. Winn is co-trustee. The co-trustees have equally shared power to vote and/or dispose of the trust assets including the Common Stock of the Company. Mr. Winn disclaims beneficial ownership of the shares held by such trust except to the extent of his pecuniary interest therein. Includes 299,050 shares held by the Francis W. Winn Grandchildren's Trust of which Mr. Winn is a co-trustee. Mr. Winn disclaims beneficial ownership of the shares held by such trust. Includes 60,000 shares subject to presently exercisable options held by Mr. Winn.

(3) Includes 342,500 shares owned by a family trust, of which Dr. David L. Winn is the sole trustee; 97,250 shares owned by trusts for Dr. Winn's children, of which he is the sole trustee; and 151,150 shares directly owned by Dr. Winn's wife, as to all of which shares Dr. Winn disclaims beneficial ownership. Includes 1,438,462 shares held by Winn Family, Ltd., a limited partnership of which Dr. Winn is a general partner. Dr. Winn disclaims beneficial ownership of the shares held by such limited partnership except to the extent of his pecuniary interest therein. Also includes 696,150 shares held by a family trust of which Dr. Winn is co-trustee. The co-trustees have equally shared power to vote and/or dispose of the trust assets including the Common Stock of the Company. Dr. Winn disclaims beneficial ownership of the shares held by such trust except to the extent of his pecuniary interest therein. Includes 299,050 shares held by the Francis W. Winn Grandchildren's Trust of which Dr. Winn is a co-trustee. Dr. Winn disclaims beneficial ownership of the shares held by such trust. Also includes 6,000 shares subject to presently exercisable options held by Dr. Winn.

(4) Includes 267,500 shares owned by a family trust of which Carol Winn Dunaway, Mr. Dunaway's wife, is the sole trustee; 1,438,462 shares owned by Winn Family, Ltd., a limited partnership of which Mrs. Dunaway is a general partner; 299,050 shares held by a trust, of which Mrs. Dunaway is a co-trustee; and 1,900,000 shares directly owned by Mrs. Dunaway, as to all of which shares Mr. Dunaway disclaims beneficial ownership. Includes 379,100 shares owned by the Turtle Creek Group, Ltd., a limited partnership of which Mr. Dunaway is a general partner. Mr. Dunaway disclaims beneficial ownership of the shares held by such limited partnership except to the extent of his pecuniary interest therein. Includes 696,150 shares held by a family trust of which Mrs. Dunaway is co-trustee. The co-trustees have equally shared power to vote and/or dispose of the trust assets including the Common Stock of the Company. Mr. Dunaway disclaims beneficial ownership of the shares held by such trust except to the extent of his pecuniary interest therein. Also includes 6,000 shares subject to presently exercisable options held by Mr. Dunaway.

(5) Includes 267,500 shares owned by a family trust, of which Mrs. Dunaway is the sole trustee; 26,650 shares directly owned by James R. Dunaway, Jr., Mrs. Dunaway's husband; and 6,000 presently exercisable options held by Mr. Dunaway, as to all of which shares and options Mrs. Dunaway disclaims beneficial ownership. Includes 1,438,462 shares owned by Winn Family, Ltd., a limited partnership of which Mrs. Dunaway is a general partner and 379,100 shares owned by the Turtle Creek Group, Ltd., a limited partnership of which Mrs. Dunaway is a general partner. Mrs. Dunaway disclaims beneficial ownership of the shares held by such limited partnerships except to the extent of her pecuniary interest therein. Also includes 696,150 shares held by a family trust of which Mrs. Dunaway is co-trustee. The co-trustees have equally shared power to vote and/or dispose of the trust assets including the Common Stock of the Company. Mrs. Dunaway disclaims beneficial ownership of the shares held by such trust except to the extent of her pecuniary interest therein. Includes 299,050 shares held by the Francis W. Winn Grandchildren's Trust of which Mrs. Dunaway is a co-trustee. Mrs. Dunaway disclaims beneficial ownership of the shares held by such trust.

(6) Winn Family, Ltd., was organized on May 11, 1994. Limited partners are Francis W. Winn and Nancy K. Winn. The general partners are Stephen T. Winn, Manager, Carol Winn Dunaway and Dr. David L. Winn. The general partners have equally shared power to vote and/or dispose of the partnership assets including the Common Stock of the Company.

(7) Includes 400,000 shares owned by limited partnerships. Mr. Leeds is a principal and member of an entity that is the ultimate parent entity of these limited partnerships. Mr. Leeds disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Includes 1,500 shares subject to presently exercisable options held by Mr. Leeds.

(8) Includes 6,000, 6,000, 6,250, 46,000 and 25,000 presently exercisable options held by Messrs. Volding, Hopper, Lynch, Harris and Healy, respectively.

(9) Includes 6,810,342 shares owned by persons and entities other than the directors and named executive officers as described in footnotes (1)-(8) above, and as to which shares such directors and named executive officers disclaim beneficial ownership; and 162,750 shares subject to presently exercisable options held by the directors and named executive officers (including Mr. Stephen T. Winn).

                             EXECUTIVE COMPENSATION

     The federal government mandates that this Information Statement set forth certain information regarding the compensation of all individuals who served as the Company's Chief Executive Officer during the last completed fiscal year and the other four most highly compensated executive officers who were serving as executive officers at the end of the Company's last completed fiscal year and one additional individual for whom disclosure would have been provided pursuant to Item 402 of Regulation S-K but for the fact that the individual was not serving as an executive officer of the Company at the end of the last completed fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM COMPENSATION
                                                                           ----------------------------------
                                                                                    AWARDS            PAYOUTS
                                           ANNUAL COMPENSATION             ------------------------   -------
                                  --------------------------------------   RESTRICTED   SECURITIES
                                                            OTHER            STOCK      UNDERLYING     LTIP      ALL OTHER
        NAME AND                  SALARY     BONUS          ANNUAL          AWARD(S)     OPTIONS/     PAYOUTS   COMPENSATION
   PRINCIPAL POSITION      YEAR   ($)(1)    ($)(2)    COMPENSATION($)(3)     ($)(4)     SAR'S(4)(#)   ($)(4)     ($)(3)(6)
-------------------------  ----   -------   -------   ------------------   ----------   -----------   -------   ------------
Stephen T. Winn..........  1997   337,500         0           0               N/A         175,000       N/A         2,663
  President/CEO            1996   324,000         0           0               N/A               0       N/A        11,496
                           1995   316,488   252,890           0               N/A               0       N/A         4,822
Francis W. Winn..........  1997   225,000         0           0               N/A               0       N/A         2,826
  Founder and Chairman     1996   225,000         0           0               N/A               0       N/A         4,951
  of the Board             1995   225,000         0           0               N/A               0       N/A         4,951
William T. Lynch.........  1997   188,752         0           0               N/A          50,000       N/A         8,000
  Group Vice President,    1996   182,500    54,750           0               N/A               0       N/A        11,623
  Accounting Tax Group     1995   166,669   108,190           0               N/A           5,000       N/A        15,441
G. Allen Harris..........  1997   207,502         0           0               N/A          50,000       N/A        36,811
  Group Vice President,    1996   196,250         0           0               N/A          25,000       N/A        44,476
  Corporate Tax Group      1995   166,832    50,000           0               N/A          10,000       N/A       107,034
M. Brian Healy...........  1997   178,748         0           0               N/A          20,000       N/A         7,767
  Group Vice President,    1996   172,500    14,231           0               N/A               0       N/A        10,701
  Finance &
    Administration         1995   167,500    78,062           0               N/A           5,000       N/A         7,941
Lynn J. Finlinson(5).....  1997   181,093         0           0               N/A               0       N/A       176,400
  President,               1996   179,500         0           0               N/A          30,000       N/A        86,745
  Rent Roll, Inc.          1995    94,250   272,620           0               N/A          20,000       N/A         2,610

---------------

(1) Includes amounts of base salary deferred at the election of the executive pursuant to the Company's 401(k) Plan, a defined contribution plan.

(2) The 1997 bonus was not calculable through the latest practicable date for inclusion in this Information Statement. Pursuant to the instructions to Regulation S-K, Item 402(b)(2)(iii)(B), such non-calculable amounts will be disclosed in the subsequent fiscal year in the appropriate column for the fiscal year in which earned.

(3) Pursuant to the Commission's rules, amounts for perquisites and other personal benefits for fiscal years ended after December 15, 1992, which do not exceed the lesser of $50,000 or ten percent of the named executive officer's salary and bonus, are not required to be disclosed.

(4) During fiscal year 1997, the Company did not maintain stock appreciation rights, restricted stock or long-term incentive plans.

(5) Mr. Finlinson was an employee of the Company between June 17, 1995 and April 14, 1997.

(6) Amounts in this column consist of, where applicable, the following amounts for each of the named executive officers for each fiscal year shown: amounts contributed by the Company pursuant to the Company's 401(k) Plan (which are vested as shown), group life insurance premiums, Achievers' Club participation, special bonuses or President's Awards, payments pursuant to a non-compete agreement, relocation expenses, and termination payments pursuant to an employment agreement:

                                                                                                 SPECIAL
                                                              GROUP LIFE      ACHIEVERS'         BONUS/         PAYMENTS FOR
                                             401(K) PLAN      INSURANCE          CLUB          PRESIDENT'S     NON- COMPETE(1)
                                    YEAR     CONTRIBUTION      PREMIUMS      PARTICIPATION        AWARD        RELOCATION(2)
                                    ----     ------------     ----------     -------------     -----------     --------------
Stephen T. Winn..................   1997         2,375            288                0                 0                   0
                                    1996         4,500            174            6,822                 0                   0
                                    1995         4,500            145              177                 0                   0
Francis W. Winn..................   1997         2,375            451                0                 0                   0
                                    1996         4,500            451                0                 0                   0
                                    1995         4,500            451                0                 0                   0
William T. Lynch.................   1997         2,375            288            5,337                 0                   0
                                    1996         4,500            174            6,949                 0                   0
                                    1995         4,500            174            3,567             7,200                   0
G. Allen Harris..................   1997         2,375            174            5,879                 0              28,383(2)
                                    1996         1,800            174            6,516                 0              35,986(2)
                                    1995           900            174            3,552                 0             102,408(2)
M. Brian Healy...................   1997         2,375            288            5,104                 0                   0
                                    1996         4,500            288            5,913                 0                   0
                                    1995         4,500            288            3,153                 0                   0
Lynn J. Finlinson................   1997             0              0                0                 0             176,400(1)
                                    1996           900            136              709            25,000              60,000(1)
                                    1995         2,610              0                0                 0             250,000(1)

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information concerning options to purchase Common Stock granted in 1997 to the six executive officers named in the Summary Compensation Table.

                                  PERCENTAGE OF                                  POTENTIAL REALIZABLE VALUE AT
                    NUMBER OF     TOTAL OPTIONS                                  ASSUMED ANNUAL RATES OF STOCK
                    SECURITIES     GRANTED TO                                    PRICE APPRECIATION FOR OPTION
                    UNDERLYING    EMPLOYEES IN     EXERCISE OR                            TERM(2)(3)
                     OPTIONS         FISCAL        BASE PRICE     EXPIRATION    -------------------------------
       NAME         GRANTED(#)       YEAR(1)        ($/SHARE)        DATE        0%($)      5%($)      10%($)
------------------- ----------    -------------    -----------    ----------    -------    -------    ---------
Stephen T. Winn....   125,000           15%          $6.1875        2/27/07     773,438    500,929    1,319,459
                       50,000                        $6.1875        7/31/07     178,125    200,372      527,784
Francis W. Winn....         0           N/A              N/A            N/A         N/A        N/A          N/A
William T. Lynch...    25,000         4.29%          $6.1875        2/27/07     154,688    100,186      263,892
                       25,000                        $6.1875        7/31/07      89,063    100,186      263,892
G. Allen Harris....    50,000         4.29%          $6.1875        7/31/07     178,125    200,372      527,784
M. Brian Healy.....    20,000         1.71%          $6.1875        2/27/07     123,750     80,149      211,114
Lynn J.
  Finlinson........         0           N/A              N/A            N/A         N/A        N/A          N/A

---------------

(1) In the fiscal year ending December 31, 1997, 112 employees received stock options. Excludes options that were granted to certain employees conditional upon the approval of the Board and the shareholders of the Company of an amendment to the 1997 Plan.

(2) The amounts set forth reflect the potential realizable value of the options granted at assumed annual rates of stock appreciation of 0%, 5% and 10% through the expiration date of the options. The use of 0%, 5% and 10% is pursuant to Commission requirements and is not intended by the Company to forecast possible future appreciation.

(3) Does not give effect to the treatment of options under the Merger Agreement. See Item 3 of the Schedule 14D-9 accompanying this Information Statement.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table sets forth certain information concerning the exercise in fiscal year 1997 of options to purchase Common Stock by the six executive officers named in the Summary Compensation Table and the unexercised options to purchase Common Stock held by such individuals at December 31, 1997.

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                           OPTIONS AT FISCAL YEAR-       IN-THE-MONEY OPTIONS AT
                                                                   END(1)                 FISCAL YEAR-END(1)(2)
                                  SHARES                             (#)                           ($)
                                ACQUIRED ON    VALUE     ---------------------------   ---------------------------
                                 EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             NAME                   (#)         ($)          (#)            (#)            ($)            ($)
------------------------------  -----------   --------   -----------   -------------   -----------   -------------
Stephen T. Winn...............    100,000      706,000      60,000        190,000         518,750      1,423,438
Francis W. Winn...............          0            0           0              0               0              0
William T. Lynch..............      4,250       30,813       6,250         53,000          48,406        401,875
G. Allen Harris...............    100,000      706,200      46,000         79,000         191,000        457,125
M. Brian Healy................      5,000       38,750      25,000         25,000         191,875        177,500
Lynn J. Finlinson.............          0            0           0              0               0              0

---------------

(1) Does not give effect to the treatment of options under the Merger Agreement. See Item 3 of the Schedule 14D-9 accompanying this Information Statement.

(2) Calculated by multiplying the number of shares by the difference between the fair market value of the Common Stock underlying the options at December 31, 1997 ($14.00 per share) and the relevant exercise price(s) of the options.

Note: In addition to the tables set forth above, the federal rules under which this Information Statement was prepared provide for a Long-Term Incentive Plan Awards Table and a Pension Plan Table. These tables do not appear in this Information Statement because the Company did not during fiscal 1997 maintain any long-term incentive plan nor any defined benefit or actuarial pension plan.

                              EMPLOYMENT CONTRACTS

     On June 16, 1995, the Company and Mr. Lynn J. Finlinson entered into a written arrangement whereby Mr. Finlinson became a Vice President of the Company and President of its wholly owned Rent Roll, Inc. subsidiary. In addition to his salary, Mr. Finlinson was paid a signing bonus of $250,000 pursuant to the arrangement. The arrangement entitled Mr. Finlinson to participate in the 1989 Annual Incentive Plan, pursuant to which he was eligible to achieve a maximum bonus of 60% of his base salary. Mr. Finlinson was also granted the option, pursuant to the 1982 Stock Option Plan, as amended, to purchase 20,000 shares of Common Stock at 100% of the fair market value of the stock on the date of the grant. Finally, the arrangement made Mr. Finlinson eligible to receive a bonus based upon the performance of the Company's real estate software business during the term of the arrangement. Pursuant to the arrangement, Mr. Finlinson would not be entitled to any payment, except for compensation earned by him prior to his termination, in the event of his termination for cause, as that term is defined in the arrangement. In the event of termination for any reason other than for cause, the Company's principal obligation was to pay Mr. Finlinson an amount equal to three months' salary, less required withholdings. Mr. Finlinson agreed that he would not compete with the Company for a period of 24 months following the month in which he was discharged by the Company, or for a period of 36 months following the month in which he voluntarily resigned his employment with the Company. While the agreement provided that the Company would pay Mr. Finlinson a total of $300,000, payable in five consecutive annual installments, accruing interest on the unpaid balance at 6% per annum, and while the first and second payments were made to Mr. Finlinson during calendar years 1995 and 1996, the Company and Mr. Finlinson agreed by letter dated February 7, 1997, that the Company would prepay the remaining balance of the consideration for Mr. Finlinson's agreement not to compete, an amount equal to $127,909.84, representing the then current balance of the obligation discounted at 2% less any required withholding, plus accrued interest of $6,568.77 on the unpaid balance of $180,000 from July 1, 1996 through February 7, 1997. This arrangement was deemed to be in the best interests of the Company by its Chief Financial Officer. Effective as of April 18, 1997, Mr. Finlinson's employment was terminated; the terms and conditions of his severance were set forth in a Severance Agreement and Employee Release In Full Of All Claims, dated April 22, 1997 (the "Severance Agreement"). Pursuant to the terms of the Severance Agreement, Rent Roll, Inc. agreed to pay to Mr. Finlinson the sum of $125,000 in settlement of any and all claims he might have with respect to his former employment arrangement. In exchange for such payment, Mr. Finlinson agreed to a final settlement and complete release of all such claims and to maintain the confidentiality of the terms of the Severance Agreement.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act and the disclosure requirements of Item 405 of Regulation S-K require the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Commission and Nasdaq. Officers, directors and greater than 10% shareholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file. With respect to 1997, based solely on the review of the copies of such forms furnished to the Company, the Company believes that to date all
Section 16(a) filing requirements applicable to its greater than 10% beneficial owners, directors and officers were complied with, except for two Form 4s relating to three transactions which were not timely filed by Mr. Stephen T. Winn and one Form 4 relating to two transactions which was not timely filed by Dr. David L. Winn.